

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Hui Chen
Chief Executive Officer
Yotta Acquisition Corp
1185 Avenue of the Americas, Suite 301
New York, NY 10036

> **Re: Yotta Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted February 8, 2022**
> **CIK No. 0001907730**

Dear Mr. Chen:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 02-551-4074 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso